SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

 GSE Systems, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)

36227K205
(CUSIP Number)
Kyle J. Loudermilk
c/o GSE Systems, Inc.
6940 Columbia Gateway Dr., Suite 470
Columbia, Maryland 21046
1-410-970-7800
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
March 31, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K205

1	Name of Reporting Person Kyle J. Loudermilk
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 183,963
	8	Shared Voting Power 0
	9	Sole Dispositive Power 183,963
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 183,963
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13		Percent of Class Represented by Amount in Row (11) 5.68%**
14		Type of Reporting Person (See Instructions) IN

*	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of GSE Systems, Inc. (the “Issuer”), whose principal executive offices are located at 6940 Columbia Gateway Dr., Suite 470, Columbia, Maryland 21046.
Item 2. Identity and Background.
This Schedule 13D is being filed by Kyle J. Loudermilk (“Mr. Loudermilk”), the former Chief Executive Officer and President and member of the board of directors (the “Board”) of the Issuer. Mr. Loudermilk remains an employee of the Issuer. Mr. Loudermilk’s business address is c/o GSE Systems, Inc., 6940 Columbia Gateway Dr., Suite 470, Columbia, Maryland 21046.
Mr. Loudermilk is a United States citizen. During the last five years, Mr. Loudermilk has not been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.
Mr. Loudermilk acquired beneficial ownership over shares of Common Stock reported as beneficially owned herein in connection with the vesting of various equity compensation awards in connection with his service as an executive officer of the Issuer, through the payment in lieu of certain shares of Common Stock in lieu of cash salary payments beginning June 1, 2023, and through open market purchases using personal funds.
On March 31, 2024, Mr. Loudermilk acquired beneficial ownership over 59,725 shares of Common Stock from the Issuer pursuant to the terms of his employment agreement and as a result of the vesting of certain RSUs, of which 22,573 shares of Common Stock were withheld by the Issuer for payment of applicable taxes owed due.
Item 4. Purpose of Transaction.
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.
Mr. Loudermilk acquired the securities described in this Schedule 13D in connection with vesting of various equity awards granted in connection with the vesting of various equity compensation awards in connection with his service as an executive officer of the Issuer, through the payment in lieu of certain shares of Common Stock in lieu of cash salary payments beginning June 1, 2023, and through open market purchases using personal funds. Mr. Loudermilk intends to review his investments in the Issuer on a continuing basis. Any actions Mr. Loudermilk might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mr. Loudermilk’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. In connection with the vesting, settlement or exercise of equity awards of the Issuer, Mr. Loudermilk may have shares of Common Stock withheld for taxes or sold in open-market transactions in connection with the payment of applicable taxes or otherwise.
Mr. Loudermilk, subject to certain provisions of the law and that certain Separation Agreement, by and between the Issuer and Mr. Loudermilk, dated April 30, 2024 (the “Separation Agreement”), may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Loudermilk may engage in discussions with other members of management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.
Other than as described above, Mr. Loudermilk does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Mr. Loudermilk may change his purpose or formulate different plans or proposals with respect thereto at any time.
As the former Chief Executive Officer and President and member of the Board, Mr. Loudermilk participated in deliberations of the Issuer’s senior management in the normal course of the Issuer’s business that could involve any of the matters set forth in Items 4(a)–(j) of Schedule 13D from time to time, and, in keeping with his fiduciary duty, may make proposals or recommendations to the Board that could involve such matters from time to time. It is anticipated that Mr. Loudermilk will continue to act advise senior management and the Board through the conclusion of his employment with the Company on May 31, 2024.
In addition, as a member of the Issuer’s senior management, Mr. Loudermilk participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Mr. Loudermilk), in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.
The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Loudermilk and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.
Beneficial ownership of shares of Common Stock includes vested restricted stock units (“RSUs”) which may be converted into shares of Common Stock.
(a)-(b) Mr. Loudermilk currently beneficially owns 183,963shares of Common Stock based on, (i) 183,963 shares of Common Stock held, (ii) the right to acquire zero shares of Common Stock upon the exercise of vested RSUs or RSUs vesting within 60 days.
Based on the above, Mr. Loudermilk may be deemed to beneficially own an aggregate of 183,963 shares of Common Stock, representing approximately 5.68% of the Common Stock, calculated on the basis of Rule 13d-3 of the Exchange Act. The foregoing calculations of beneficial ownership are based on 3,239,355 shares of Common Stock outstanding on March 31, 2024.
Not included in the beneficial ownership totals above are (i) shares of Common Stock underlying stock RSUs not scheduled to vest within the next 60 days (or which will not otherwise vest in such time period as a result of the termination of Mr. Loudermilk’s employment on May 31, 2024), and (iii) shares of Common Stock underlying unvested restricted stock units.
(c) Except as described below, Mr. Loudermilk has not effected any transactions in the shares of Common Stock during the past 60 days. On March 31, 2024, Mr. Loudermilk acquired beneficial ownership over 59,725 shares of Common Stock from the Issuer pursuant to the terms of his employment agreement and as a result of the vesting of certain RSUs, of which 22,573 shares of Common Stock were withheld by the Issuer for payment of applicable taxes owed due.
(d) Except as described herein, no person other than Mr. Loudermilk has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Loudermilk.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Separation Agreement
On April 30, 2024, Mr. Loudermilk entered into the Separation Agreement pursuant to which Mr. Loudermilk will be restricted from taking certain actions with respect to the Common Stock of the Issuer until after December 31, 2024.  Specifically, until after December 31, 2024, Mr. Loudermilk and his affiliates shall not, in any manner, directly or indirectly, take any of the following actions: (a) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, any securities (including Common Stock), including any debt securities (“Securities”), of the Company, or beneficial ownership thereof, or any Securities convertible or exchangeable into or exercisable for any Securities of the Company, or beneficial ownership thereof (other than (i) Securities issued pursuant to a stock split, stock dividend or similar corporate action initiated by the Company with respect to any Securities beneficially owned by Mr. Loudermilk on the date of this Agreement; (ii) open market purchases made solely for investment purposes and pursuant to applicable securities laws and regulations (including those pertaining to the use of material non-public information), provided that such purchases do not cause the Mr. Loudermilk and his affiliates to beneficially own more than 4.9% of the Company’s issued and outstanding common stock; or (iii) Securities issued by the Company to Mr. Loudermilk in consideration of any stock options or RSUs awarded to Mr. Loudermilk prior to April 30, 2024), (b) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv)) to vote in favor of any proposal for which such solicitation is being made (other than any proposal supported by the Board), or seek to advise any person with respect to the voting of, any voting securities of the Company for any purpose, (c) form, join, advise or in any way participate in a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of Company or otherwise in any manner agree, attempt, seek or propose to deposit any voting securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement, (d) otherwise act, alone or in concert with others, to seek to control, advise or change the management, board of directors, governing instruments, policies or affairs of the Company, (e) disclose any intention, plan or arrangement inconsistent with the foregoing or (f) advise, assist or facilitate the taking of any actions by any other person in connection with any of the foregoing.
The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.
Separation Agreement, dated April 30, 2024, by and between GSE Systems, Inc. and Kyle J. Loudermilk. Incorporated herein by reference to Exhibit 10.4 of GSE Systems, Inc. Form 8-K filed with the Securities and Exchange Commission on April 30, 2024.

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 6, 2024

/s/ Kyle J. Loudermilk
Kyle J. Loudermilk